EXHIBIT 99.1

Crucell Announces 2003 Annual Results

Successful Transition to Product Focused Company

LEIDEN, The Netherlands, Jan. 26, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) today announced its 2003 financial results. Crucell's revenues for the year ended December 31, 2003 were EUR 7.4 million (US$ 9.3 million) compared to EUR 9.6 million (US$ 12.0 million) for 2002. A significant up-front fee from a commercial contract signed in December 2003 is not included in revenue, but is deferred and will be recognized as revenue in future years. Total deferred revenues at December 31, 2003 were EUR 13.8 million (US$ 17.4 million) compared to EUR 6.0 million (US$ 7.6 million) for 2002.

The net loss in 2003 was EUR 23.4 million (US$ 29.4 million), compared to EUR 55.7 million (US$ 70.0 million) in 2002, which included a goodwill impairment charge of EUR 30.9 million (US$ 38.9 million). In 2003, research and development expenses and selling, general and administrative expenses were below 2002 expense levels. Cash used during the year amounted to EUR 23.4 million (US$ 29.5 million) compared to EUR 9.6 million (US$ 12.1 million) in 2002. At December 31, 2003 cash and cash equivalents stood at EUR 87.2 million (US$ 109.7 million).

Chief Financial Officer Leon Kruimer commented: "The Company has successfully made the transition from a research and technology-focused organization to an organization fully dedicated to bringing innovative products to the market. Our recent agreement with Aventis Pasteur to jointly develop influenza vaccines frees up additional resources for our other in-house programs. During the last year we have increased our investment in preclinical studies across our core programs, and are now gearing up to enter the clinic."

Full Year 2003 Highlights and Subsequent Events

Product Pipeline Influenza Vaccine

 -- Crucell completed 'state of the art' 100 liter bioreactor upstream and downstream process development facilities to
    support the development of its vaccines.

 -- Aventis Pasteur and Crucell entered a strategic agreement to develop and commercialize novel PER.C6(TM)-based
    influenza vaccines.

West Nile Virus Vaccine

 -- Crucell initiated development of a West Nile virus vaccine for humans after conducting successful animal studies.

 -- Crucell completed a Biological Safety Level 3 development facility for its West Nile virus and other vaccine programs.

 -- Israeli Kimron Veterinary Institute signed a license agreement to develop a PER.C6(TM)-based West Nile virus veterinary
    vaccine for use in geese.

 -- Pfizer Animal Health signed an exclusive license agreement to develop a PER.C6(TM)-based West Nile virus veterinary
    vaccine for use in horses.

Ebola Vaccine

 -- Scientists at Vaccine Research Center (VRC) of the National
    Institutes of Health (NIH) and the United States Army
    Research Institute of Infectious Diseases (USAMRIID)
    published study results in Nature suggesting that a
    prototype Ebola vaccine may protect humans from Ebola with a single dose.

 -- Crucell is working in collaboration with the NIH to jointly develop an Ebola vaccine that could possibly benefit from
    an accelerated regulatory approval process under the FDA's
    "two animal rule."

Malaria Vaccine

 -- Crucell announced its collaboration with New York
    University, Walter Reed Army Institute of Research
    and GlaxoSmithKline Biologicals to develop a malaria
    vaccine.

 -- Crucell presented proof of principle that a single dose of its experimental vaccine is able to confer protection
    against malaria in mice models.

PER.C6(TM) Technology Licensing Program

 -- Merck & Co., Inc. and Crucell expanded the Cooperation
    Agreement relating to PER.C6(TM) Biologics Master File
    (BMF) at the FDA.

 -- Novavax signed a license to offer vaccine-manufacturing
    services on PER.C6(TM) technology.

 -- Gene Medicine Japan signed a license to offer product-
    manufacturing services using Crucell's PER.C6(TM)
    technology.

 -- Centocor (Johnson & Johnson), Merck & Co., Inc., Novavax
    and GeneMax signed PER.C6(TM) licenses; Biogen Idec signed a PER.C6(TM) license in January 2004.

 -- Investigational New Drug Application for a PER.C6(TM)-
    derived monoclonal antibody filed by a licensee.

 -- Progenics signed a PER.C6(TM) cell line development
    service agreement.

Other

 -- Crucell announced the nomination of Ronald Brus as CEO
    effective 26 January, 2004.

 -- Dr. C.E. Wilhelmsson and Mr. S. Lance were appointed to
    Crucell's supervisory board. Dr. Wilhelmsson was Executive
    Director R&D of AstraZeneca until July 2002. Mr. Lance is
    currently Chairman of Chiron Corporation.

 -- Joint Harvard Medical School/Crucell study demonstrated
    the potential of new AdVac(TM)-based vaccines for diseases such as HIV/AIDS.

 -- Dr. J.Y. Guichoux was appointed Executive Vice President,
    Development.

Key Figures 2003 (EUR million, except net loss per share)

                                          2003   % change   2002
 Revenues                                  7.4      (23%)    9.6
 Net loss                                (23.4)      58%   (55.7)
 Net loss per share (basic and diluted)  (0.65)      59%   (1.57)
 Cash and cash equivalents on December 31 87.2      (21%)  110.6

Details of the Financial Results 2003

Revenues Crucell's revenues for the year 2003 were EUR 7.4 million (US$ 9.3 million), compared to revenues of EUR 9.6 million (US$ 12.0 million) in 2002. License revenues in 2003 amounted to EUR 5.2 million (US$ 6.5 million), compared to EUR 6.7 million (US$ 8.4 million) in 2002. The up-front fee related to an agreement with Aventis Pasteur to commercialize influenza vaccines is not reflected in 2003 revenues, but is deferred and will be recognized as revenue over the development period. Total deferred revenues as of December 31, 2003 are EUR 13.8 million (US$ 17.4 million), compared to EUR 6.0 million (US$ 7.6 million) in 2002.

Results

The net loss for the year 2003 amounted to EUR 23.4 million (US$ 29.4 million), compared to a net loss of EUR 55.7 million (US$ 70.0 million) in 2002. Net loss per share in 2003 was EUR 0.65 (US$ 0.82), compared to a net loss per share of EUR 1.57 (US$ 1.97) in 2002. The decrease in the net loss compared to 2002 relates primarily to a non-cash charge of EUR 30.9 million (US$ 38.9 million) in 2002 related to the impairment of goodwill. Changes to our compensation plans and a continued focus on cost control in 2003 were also significant factors contributing to the decrease in net loss.

Total research and development expenses in 2003 were EUR 22.3 million (US$ 28.0 million), compared to EUR 24.3 million (US$ 30.5 million) in 2002. Selling, general and administrative expenses in 2003 were EUR 7.6 million (US$ 9.6 million), compared to EUR 10.4 million (US$ 13.1 million) in 2002.

Cash Flow and Cash Position

Total cash used in 2003 amounted to EUR 23.4 million (US$ 29.5 million), compared to EUR 9.6 million (US$ 12.1 million) in 2002.

Cash used in operating activities in 2003 amounted to EUR 22.1 million (US$ 27.8 million), compared to EUR 12.5 million (US$ 15.7 million) in 2002. A significant up-front fee due in 2004 from the agreement with Aventis Pasteur to commercialize influenza vaccines is not reflected in 2003 cash flow.

Investments in plant and equipment amounted to EUR 3.4 million (US$ 4.3 million) in 2003, compared to EUR 3.0 million (US$ 3.7 million) in 2002. Investing activities in 2003 were primarily related to the Company's cGMP production plant, which was remodeled to produce the Ebola virus vaccine, construction of a Biologics Safety Level-3 laboratory, and completion of 100 liter bioreactor upstream and downstream process development facilities to support the development of vaccines.

The Company generated EUR 0.7 million (US$ 0.8 million) in 2003 from financing activities, compared to EUR 5.9 million (US$ 7.4 million) in 2002. This decrease is primarily attributable to reduced proceeds from sale-lease-back transactions.

The Company's cash and cash equivalents amount to EUR 87.2 million (US$ 109.7 million) as of December 31, 2003.

Crucell expects to reach profitability once products based on its production technology are brought to market.

Revenues and Results Fourth Quarter 2003

Crucell's revenues in the fourth quarter 2003 were EUR 3.0 million (US$ 3.7 million), compared to revenues of EUR 2.6 million (US$ 3.2 million) in the same quarter in 2002. License revenues in the fourth quarter 2003 amounted to EUR 1.7 million (US$ 2.1 million), compared to EUR 1.4 million (US$ 1.8 million) in the fourth quarter 2002. Revenues in the fourth quarter consist of upfront payments from new contracts as well as annual and other payments on existing contracts. A non-exclusive gene therapy license with Targeted Genetics was not renewed. This did not have a significant impact on revenues during the quarter. Government grants and other revenues amounted to EUR 1.3 million (US$ 1.6 million) in the fourth quarter 2003, compared to EUR 1.1 million (US$ 1.4 million) in the same period in 2002.

The Company has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

Research and development expenses decreased in the fourth quarter 2003 to EUR 5.5 million (US$ 6.9 million), compared to EUR 6.3 million (US$ 8.0 million) in the fourth quarter of 2002. Sales, general and administrative expenses decreased to EUR 2.7 million (US$ 3.4 million) versus EUR 3.1 million (US$ 3.8 million) in the same period 2002.

The net loss for the fourth quarter 2003 was EUR 6.4 million (US$ 8.0 million), compared to EUR 37.7 million (US$ 47.4 million), for the fourth quarter 2002. A charge of EUR 30.9 million (US$ 38.9 million) related to the impairment of goodwill in 2002 is the most significant factor in the decrease of the net loss.

Note: Euros are converted to US Dollars at December 31, 2003 exchange rate of 1.2582.

Webcast

Crucell will hold an analyst meeting today, January 26, 2004, starting at 12:30 pm Central European Time (6:30 am Eastern time) during with Crucell Management will present the Company's Full Year 2003 Results. The event will be relayed by live video webcast which can be accessed via Crucell's home page of the corporate website, www.crucell.com. A link to the webcast will be provided prior to the event. Additionally, the webcast will be available for replay following the event and will be archived under the Investors section (Reports & Presentations / Webcast Archives).

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(TM) technology, which offers a safer, more efficient way to produce biologicals. The company licenses its PER.C6(TM) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the complete PDF-version of this release, including financial statements, please click on the following link:

CONTACT:  Crucell N.V.
          Leonard Kruimer
          Chief Financial Officer
          Tel. +31-(0)71-524 8722
          l.kruimer@crucell.com

          Louise Dolfing
          Manager Corporate Communications
          Tel. +31-(0)71-524 8863
          l.dolfing@crucell.com

          Redington, Inc.
          Thomas Redington
          Tel. +1 212-9271733
          tredington@redingtoninc.com